

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Gregory Clements
President/CEO and CFO
PureSpectrum, Inc.
118 Pipemakers Circle
Suite 105
Pooler, GA 31322

       Re: **PureSpectrum, Inc.**
                Form 10-K filed April 16, 2010
                Form 10-Q filed December 1, 2010
                Proxy Statement filed April 30, 2010
                File No. 000-53015

Dear Mr. Clements:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 4. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

1.   We note your response to comment 1 of our letter dated December 30, 2010. Please provide the required Item 701 disclosure in an amendment, in a Form 8-K, or in your next periodic filing.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Liquidity and Capital Resources, page 11

2.   We note your response to comment 3 of our letter dated December 30, 2010 in which you indicate it is unlikely that the Company will be able to continue operations without additional debt or equity financing. Please tell us whether you have a plan in place to issue additional equity or whether you have identified any potential lenders. Please also confirm that you will provide similar disclosure in future filings, as applicable.

Item 4. Controls and Procedures, page 12

3.   We note your response to comment 4 of our letter dated December 30, 2010. Please confirm that you will identify material weaknesses and tell us whether you have plans to mitigate the material weaknesses, as applicable, in future filings.

Part II

Item 3. Defaults Upon Senior Securities, page 13

4.   We note your response to comment 5 of our letter dated December 30, 2010 in which you indicate you have filed several Form 8-Ks disclosing the Company's default on its outstanding debt holders. Please direct us to the specific 8-Ks that contain this information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Gregory Clements
PureSpectrum, Inc.
February 17, 2011
Page 3

You may contact Eric McPhee, Staff Accountant, at 202-551-3693 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at 202-551-3758 or me at 202-551-3402 with any other questions.

Sincerely,

Angela McHale
Attorney-Adviser